Exhibit 99.1

For immediate release

BioLineRx Receives Notice of Allowance for US Patent on BL-7010
Covering Use of Novel Polymer in Prevention of Gluten Toxicity

- BL-7010 for treatment of celiac disease is currently in final stages of Phase 1/2 safety study; efficacy study expected to commence in early 2015 -

Jerusalem, Israel, August 21, 2014 --- BioLineRx Ltd. (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today receipt of a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for a patent claiming the use of BL-7010, a novel polymer in preventing or decreasing gluten’s deleterious effects on the gastrointestinal mucosa. This patent, when issued, will be valid until at least 2026. Additional patents claiming the BL-7010 composition and uses thereof are granted or pending in the US, Europe, Japan, Canada, Israel, India, China, Brazil, Russia, Australia, South Africa and Hong Kong.

“We are very pleased to receive this Notice of Allowance for the BL-7010 patent in the prevention of gluten toxicity, which significantly broadens our coverage in the United States,” stated Dr. Kinneret Savitsky, Chief Executive Officer of BioLineRx. “We recently announced unblinded results of a Phase 1/2 safety study for BL-7010, in which the compound was shown to have no systemic exposure. This is of significance since it may support classification of BL-7010 as a medical device in Europe, accelerating its pathway to commercialization. We are currently in the final stages of the Phase 1/2 safety study in order to select the optimal dose of BL-7010 for the upcoming efficacy study, which we look forward to commencing early next year.”

About BL-7010
BL-7010 is a novel, non-absorbable, orally available polymer intended for the treatment of celiac disease. It has a high affinity and specificity for gliadins, the immunogenic proteins present in gluten that cause celiac disease. By sequestering gliadins, BL-7010 effectively masks them from enzymatic degradation and prevents the formation of immunogenic peptides that trigger the immune system. This significantly reduces the immune response triggered by gluten. BL-7010 is excreted with gliadin from the digestive tract and is not absorbed into the blood. The safety and efficacy of BL-7010 have been demonstrated in pre-clinical studies. BL-7010 was invented by Prof. Jean-Christophe Leroux from the Department of Chemistry and Applied Biosciences, Institute of Pharmaceutical Sciences, ETH Zurich, Switzerland, and is being developed by BioLineRx under a worldwide exclusive license agreement with Univalor.

About Celiac Disease
Celiac disease is a chronic, autoimmune, inflammatory disease of the small intestine characterized by damage to the lining of the small intestine and typically leads to dyspepsia, malabsorption and a variety of other symptoms. It occurs in genetically predisposed individuals and is caused by an immunological reaction to gluten, found in wheat, barley and rye. Estimates suggest that 1% of the world’s population is affected by celiac disease, and prevalence is expected to increase dramatically with improved diagnosis and awareness of the disease. The celiac market is projected to reach $8 billion by 2019. There are currently no treatments approved for celiac disease and the only treatment option is a life-long, strict, gluten-free diet, which is difficult to maintain both due to food contamination with gluten, as well as eating habits in a social setting.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria) and is in the midst of a pivotal CE-Mark registration trial; BL-8040 for treating acute myeloid leukemia (AML) and other hematological indications, which is in the midst of a Phase 2 study; and BL-7010 for celiac disease, which is in the final stages of a Phase 1/2 study.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning BioLineRx’s future expectations, including specifically those related to the development and commercialization of BL-7010, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2014. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D.
jdrumm@tiberend.com
+1-212-375-2664

Andrew Mielach
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+1-212-375-2694

or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipihai5@gmail.com